Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 12, 2021

The following communications were made available on LinkedIn and Twitter on May 12, 2021:

LinkedIn:

[a copy of the news release linked in the social media post is set forth below]

Twitter:

[a copy of the news release linked in the social media post is set forth below]

On May 12, 2021, Canadian National Railway Company (“CN”) issued the following news release which is linked in the social media postings set forth above:

North America’s Railroad

NEWS RELEASE

CN RECEIVES 1000 LETTERS OF SUPPORT

In just three weeks, over one-thousand letters of support have been filed with the STB

MONTREAL, May 12, 2021 (GLOBE NEWSWIRE) – CN (TSX: CNR, NYSE: CNI) today announced that significant support has continued to grow for its proposed combination with Kansas City Southern (NYSE: KSU) (“KCS”).

More than 180 additional letters have been sent to CN and filed with the Surface Transportation Board (“STB”) in favor of CN’s proposed combination with KCS, its use of a voting trust, or both, bringing the total number of support letters CN has received to over 1,000. This is nearly double the number of support letters filed by CP in less than half the time. CN will continue to communicate and engage with its customers and various stakeholders as it works towards an agreed transaction with KCS.

A full copy of CN’s letter filed with the STB appears below:

Canadian National Railway Company (“CN”) respectfully submits another 183 letters from stakeholders relating to CN’s proposed combination with Kansas City Southern (“KCS”). CN continues to be encouraged by the enthusiasm that customers, rail suppliers, ports, local governments, logistics providers, and other stakeholders have expressed for a KCS-CN combination, which has now resulted in over 1,000 total letters of support for either the proposed KCS-CN combination, for CN’s voting trust, or for both. All of these letters have been received in the three weeks since the proposed transaction became public on April 20.

Seventy-nine of the letters being filed today support the proposed combination of KCS and CN, and 152 of these letters support CN’s request that the Board approve its voting trust agreement and ask the Board to approve that proposed voting trust. (48 of the enclosed letters express support for both the proposed combination and the voting trust.)

CN looks forward to continued conversations with its customers and other interested parties about the proposed KCS-CN combination and why it presents the best solution for the continued growth, development and prosperity of the North American economy.

Respectfully submitted,

Sean Finn

Olivier Chouc

CN

935 de La Gauchetière Street West,

16th Floor

Montreal, QC H3B 2M9

CANADA

Kathryn J. Gainey

CN

601 Pennsylvania Ave, NW

Suite 500, North Building

Washington, DC 20004

Kathryn.gainey@cn.ca

/s/ Raymond A. Atkins Raymond A. Atkins Terence M. Hynes Matthew J. Warren Sidley Austin LLP 1501 K Street, N.W. Washington, DC 20005 (202) 736-8000 ratkins@sidley.com

Counsel for Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries

Dated: May 12, 2021

For more information about CN’s superior proposal to combine with KCS, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts:

Media

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.